May 31, 2011

VIA EDGAR AND HAND DELIVERY

Brian K. Bhandari

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:       Companhia de Bebidas das Américas - Ambev

            Form 20-F

Filed April 13, 2011

            File No. 001-15194

Dear Mr. Bhandari:

This letter responds to your letter, dated May 17, 2011, regarding the Annual Report on Form 20-F for the year ended December 31, 2010 (the “20-F”) of Companhia de Bebidas das Américas - Ambev (the “Company”) filed on April 13, 2011.  Each of your comments is set forth below, followed by our corresponding response.

Form 20-F filed April 13, 2011

General

Comment 1

We note that you have presented non-GAAP performance measures such as Normalized EBIT and Normalized EBITDA in your segment disclosures.  Please tell us how your presentation complies with the requirements of Item 10(e) of Regulation S-K.

If you believe these measures are required or expressly permitted by IFRS, please provide a detailed explanation supporting your position.

Response 1

The Company advises the Staff supplementally that (1) “Normalized EBIT,” (2) “Normalized EBITDA,” (3) “EBIT” and (4) “Normalized EBITDA margin in %” serve as important measures of segment profitability that the Company has reported in accordance with IFRS 8 Operating Segments. The Company presents its segment measures of profitability in this way, pursuant to paragraph 23 and 28(e) of IFRS 8, as the Company’s management regularly reviews these important measures of segment profitability in order to evaluate the performance of, and allocate resources to, the Company’s segments.

It is the Company’s understanding that Item 10(e) of Regulation S-K permits a foreign private issuer to include in its filings a non-GAAP financial measure that otherwise would be prohibited by Item 10(e)(1)(ii) if: (1) the non-GAAP financial measure relates to the GAAP used in the registrant’s primary financial statements included in its filing with the Commission; (2) the non-GAAP financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in the Company’s primary financial statements included in its filing with the Commission; and (3) the non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized. Each of these three conditions established by Item 10(e) is met in the case of the non-GAAP financial measures included in the Company’s segment disclosures.

The Company is of the view that the measures (1) “Normalized EBIT,” (2) “Normalized EBITDA,” (3) “EBIT” and (4) “Normalized EBITDA margin in %” are “expressly permitted” under IFRS 8 because IFRS allows disclosure of additional segment information that is prepared on a basis other than the accounting policies adopted for consolidated financial statements provided that (i) the information is reported internally to key management personnel for purposes of making decisions about allocating resources to the segment and assessing its performance and (ii) the basis of measurement for this additional information is clearly described. The Company is of the view that each of these conditions to the reliance on IFRS 8 are met in the case of the non-GAAP financial measures included in the Company’s segment disclosures.

The Company believes it has clearly described the basis of measurement for this additional information in Note 4 – Segment Reporting through a reconciliation to net income for each of the periods and in each of the tables in which such non-GAAP financial information is presented. Accordingly, the Company believes it is appropriate to retain these measures within its Note 4 – Segment Reporting of its 20-F.

Furthermore, the Company advises the Staff supplementally that in future Exchange Act filings disclosure will be added to clarify that such non-GAAP information is reported internally to key management personnel for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company will clarify in the lead-in language to Note 4 – Segment Reporting that the Company’s management “uses performances indicators such as (1) “Normalized EBIT,” (2) “Normalized EBITDA,” (3) “EBIT” and (4) “Normalized EBITDA margin in %” as measures of segment performance and to make decisions regarding allocation of resources and performance assessment.”

Item 15 – Controls and Procedures

Comment 2

In your response dated June 21, 2010 to prior comment two of our letter dated May 28, 2010, you stated that “in future Exchange Act filings disclosure will be added to clarify that the Company’s “disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives,” followed by the conclusions of [your] CEO and CFO.” We note that this disclosure was not added herein.  Given your current disclosure states that “…the Company’s disclosure controls and procedures are designed to provide reasonable assurance…” please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternate, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Response 2

The Company confirms that its disclosure controls and procedures language found in its Form 20-F for the year ended December 31, 2010 was intended to convey that the Company’s disclosure controls and procedures are (i) designed to provide reasonable assurance of achieving their objectives and (ii) that the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level stated in the Company’s Form 20-F for the year ended December 31, 2010. The Company further advises the Staff that the language found in the Company’s Form 20-F for the year ended December 31, 2010 was a good-faith attempt to address the Staff’s prior comment two of its letter dated May 28, 2010.

The Company advises the Staff supplementally that in future Exchange Act filings, to the extent accurate in light of the relevant facts and circumstances at such time, disclosure will be added to Item 15 – Controls and Procedures to state as follows (revised language appearing in bold and underline):

“The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (ii) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.”

*********

In connection with responding to your comment letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the 20-F, please do not hesitate to direct written contact to Nelson José Jamel or Pedro de Abreu Mariani at the email addresses or phone numbers previously provided to you, set forth herein for convenience, at acjamel@ambev.com.br (+55 11 2122-1508) or acpedro@ambev.com.br (+55 11 2122-1374). Alternatively, please direct any questions or further comments to our counsel at Gibson, Dunn & Crutcher LLP, Kevin Kelley at (212) 351-4022 or KKelley@gibsondunn.com or Vladimir Sentome at (212) 351-4084 or VSentome@gibsondunn.com.

Very truly yours,

/s/ Nelson José Jamel

Nelson José Jamel, Chief Financial Officer

/s/ Pedro de Abreu Mariani

Pedro de Abreu Mariani, General Counsel

cc:        Jamie Kessel, Division of Corporate Finance